VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

December 13, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 1, 2021
File No. 333-260075

Dear Ms. Dorin:

By letter dated December 10, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on December 1, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1 General

1.	We note your response to prior comment 3, and reissue the comment in part. Please revise to We note your response to prior comment 1, and your revised disclosure that the company plans to amend its Amended and Restated Articles of Incorporation to unambiguously provide that the exclusive forum provision would not apply to claims arising under the Securities Act or the Exchange Act and until such time as such amendment has become effective, to provide its investors of notice to this effect, the company will “continue to include disclosure” indicating that the company does not intend for the exclusive forum provision to apply to claims arising under the Securities Act or the Exchange Act. Please tell us whether such disclosure will be included in your future Exchange Act reports.

Response: The Company hereby expressly confirms that it will include in its future Exchange Act reports, as well as other filings made with the Commission, disclosure indicating that the Company does not intend for the exclusive forum provision in its Articles of Incorporation (the “Articles”) to apply to claims arising under the Securities Act or the Exchange Act (until such time as the Articles have been amended in such respect).

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115